SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on April 28, 2017

1. Date, Time and Place: On April 28, 2017, at 5 p.m., in Gafisa S.A. headquarter (“Company”), located at Av. das Nações Unidas 8,501, 19th floor, in the City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting, unanimously and with no restrictions, decided to:

4.1.  Register the resignation, in accordance with notice received on this date of Mr. André Bergstein to the positions of Chief Executive Financial Officer and Investor Relations Officer, to which he was elected on the Board of Directors meeting held on May 5, 2014. The Board of Directors hereby registers a thanking to Mr. André for the services rendered to the Company up to the present date, granting him success in his future endeavors.

4.2. Then, to elect to the Company’s Board of Officers, for a term of office up to February 2, 2020, as set forth in Article 26 and 27 of Company’s Bylaws, as proposed by Nomination and Corporate Governance Committee: (i) as Chief Executive Officer, Chief Executive Financial Officer and Investor Relations Officer – Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7 SSP/SP, and enrolled with CPF/MF under No. 153.803.238-47; (ii) as Chief Executive Operational Officer – Katia Varalla Levy, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 22.251.966-6 SSP/SP, and enrolled with CPF/MF under No. 173.200.058-16; (iii) as Chief Executive Operational Officer – Guilherme Stefani Carlini, Brazilian, married, engineer, bearer of the Identity Card (RG) No. 21.706.301-9 SSP/SP, and enrolled with CPF/MF under No. 250.514.948-89; and (v) as Chief Executive Operational Officer – Rodrigo Lucas Tarabori, Brazilian, married, engineer, bearer of the Identity Card (RG) No. 22.280.122-0 SSP/SP, and enrolled with CPF/MF under No. 280.833.718-31; all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

4.3. To appoint Mr. Sandro Rogério da Silva Gamba as Investor Relations Officer before the Comissão de Valores Mobiliários (CVM) and as the Responsible for the Company before the Secretaria da Receita Federal do Ministério da Fazenda, exercising such positions jointly with the remaining attributions of an Officer of the Company.

4.4. The Officers elected, having filled the Term of Agreement of Officer (Termo de Anuência dos Administradores) as defined in the Listing Regulation of Novo Mercado (Regulamento de Listagem do Novo Mercado) of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, will be invested in the position upon signature of the term of office in the appropriate registry, in which moment they will sign the clearance certificate as set forth in the law.

4.5. To register the destitution of Mr. André Bergstein to his office in the Company’s Investment Executive Committee, and to elect the members to this Committee, for the term of office to expire on February 2, 2018: (i) Sandro Rogério da Silva Gamba, qualified above; (ii) Katia Varalla Levy, qualified above; (iii) Guilherme Stefani Carlini, qualified above; (iv) Rodrigo Lucas Tarabori, qualified above; (v) Gerson Cohen, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 14.492.089-X, enrolled with CPF/MF under No. 104.094.648-80, all with offices located at the headquarter of the Company. Mr. Sandro Rogério da Silva Gamba will remain the Coordinator of the Investment Executive Committee.

4.6. To register the destitution of Mr. André Bergstein to his office in the Company’s Ethics Executive Committee, and to elect the members to this Committee, for the term of office to expire on February 2, 2018: (i) Sandro Rogério da Silva Gamba, qualified above; (ii) Guilherme Stefani Carlini, qualified above; (iii) Adriana Farhat, Brazilian, single, business administrator, bearer of the Identity Card (RG) No. 32.981.507-6 SSP/SP, and enrolled with CPF/MF under No. 302.152.538-50; and (iv) Emmanoel Soares, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 28.858.997-X SSP/SP, and enrolled with CPF/MF under No. 267.759.508-70, all with offices located at the headquarter of the Company. Mr. Sandro Rogério da Silva Gamba will remain the Coordinator of the Ethics Executive Committee.

4.7. To register the destitution of Mr. André Bergstein to his office in the Company’s Finance Executive Committee, and to elect the members to this Committee, for the term of office to expire on February 2, 2018: (i) Sandro Rogério da Silva Gamba, qualified above; (ii) Fabio Cardoso Pirani, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 16.748.769-3 SSP/SP, enrolled with CPF/MF under No. 168.784.158-61; and (iii) Evandro Aparecido de Oliveira Almeida, Brazilian, single, business administrator, bearer of the Identity Card (RG) No. 44.039.488-0, enrolled with CPF/MF under No. 346.110.668-27, all with offices located at the headquarter of the Company. Mr. Sandro Rogério da Silva Gamba will be the Coordinator of the Finance Executive Committee.

4.8. Due to the deliberations above and pursuant to the meetings of the Board of Directors of the Company held on May 5, 2016, September 15, 2016, September 26, 2016, and February 7, 2017 and the Extraordinary Shareholders’ Meeting held on February 20, 2017, the composition of the Company’s assistance committees will be as follows:

(i)                 Audit Committee: Francisco Vidal Luna, as President, José Écio Pereira da Costa Júnior and Odair Garcia Senra;

(ii)               Corporate Governance and Compensation Committee: Cláudio José Carvalho de Andrade, as President, Guilherme Affonso Ferreira and Rodolpho Amboss;

(iii)             Investment Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, Katia Varalla Levy, Guilherme Stefani Carlini, Rodrigo Lucas Tarabori and Gerson Cohen;

(iv)             Finance Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, Fabio Cardoso Pirani and Evandro Aparecido de Oliveira Almeida; and

(v)               Ethics Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, Guilherme Stefani Carlini, Adriana Farhat and Emmanoel Soares.

Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer